SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No.             )

Northern Growers, LLC

(Name of Issuer)

Northern Growers, LLC

(Name of Person(s) Filing Statement)

Class A Capital Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Sarah M. Bernstein, Esq.

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 West Madison Street, Suite 3900

Chicago, Illinois  60606

(312) 984-3100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.   ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,013,928	$1070.49

*          For purposes of calculating the fee only.  Estimated transaction valuation is based on the book value per Class A capital unit ($0.7379) to be exchanged in the reclassification transaction for Class B or Class C capital units.  The estimated transaction valuation is equal to the product obtained by multiplying (A) ($0.7379) by (B) the estimated total number of Class A capital units (20,346,833) owned by all Class A members of record who hold fewer than 70,000 Class A capital units in each member’s account immediately prior to the effective time of the reclassification transaction to which this Rule 13e-3 Transaction Statement relates.

**       Determined pursuant to Rule 0-11(b)(1) as the product of (a) $15,013,928 multiplied by (b) .00007130.

☐                        Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $	Filing Party:

Form or Registration No.:	Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Northern Growers, LLC, a South Dakota limited liability company (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder.  The Company is proposing that its members approve a proposed Sixth Amended and Restated Operating Agreement that will result in a reclassification of the Company’s Class A capital units held by members who are the record holders of fewer than 70,000 Class A capital units.  If the proposed amendments to our Fifth Amended and Restated Operating Agreement are approved and the reclassification is completed, Class A members of record with at least 40,000 Class A capital units but fewer than 70,000 Class A capital units immediately prior to the reclassification will receive one Class B capital unit for each Class A capital unit held prior to the reclassification, and Class A members of record with fewer than 40,000 Class A capital units immediately prior to the reclassification will receive one Class C capital unit for each Class A capital unit held prior to the reclassification.   All other Class A capital units will remain outstanding.  The effect of the reclassification will be to reduce the number of Class A members of record to less than 300, which will allow the Company to suspend its reporting obligations.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary information statement filed by the Company pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of Class A capital units will be given notice of the Special Meeting of Members at which they will be asked to approve the proposed Sixth Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.

The information contained in the information statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the information statement.  As of the date hereof, the information statement is in preliminary form and is subject to completion or amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the information statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Securities Exchange Act.

TRANSACTION STATEMENT

ITEM 1.  Summary Term Sheet.

(Reg. M-A 1001)

The information set forth in the information statement under the captions “SUMMARY TERM SHEET” is hereby incorporated herein by reference.

ITEM 2.  Subject Company Information.

(Reg. M-A 1002)

(a)                                  The information set forth in the information statement under the caption “SUMMARY TERM SHEET—Northern Growers, LLC” is hereby incorporated herein by reference.

(b)                                 The information set forth in the information statement under the caption “SPECIAL FACTORS—Background of the Reclassification” is hereby incorporated herein by reference.

(c)                                  The information set forth in the information statement under the caption “MARKET PRICE OF NORTHERN GROWERS, LLC CLASS A CAPITAL UNITS AND DISTRIBUTION INFORMATION—Comparative Market Price Data” is hereby incorporated herein by reference.

(d)                                 The information set forth in the information statement under the caption “MARKET PRICE OF NORTHERN GROWERS, LLC CLASS A CAPITAL UNITS AND DISTRIBUTION INFORMATION” is hereby incorporated herein by reference.

(e)                                  Not applicable.

(f)                                    The information set forth in the information statement under the caption “CLASS A CAPITAL UNIT PURCHASE INFORMATION—Prior Purchases of Class A Capital units” is hereby incorporated herein by reference.

ITEM 3.  Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

(a)-(c)                The information set forth in the information statement under the caption “SUMMARY TERM SHEET—Northern Growers, LLC” is hereby incorporated herein by reference.

During the last five years the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Managers and Executive Officer of the Company.

Set forth in the table below are the (i) name, (ii) business address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of the Company (as specified below).  Each person identified below is a United States citizen.  Unless otherwise noted, all managers have been employed in the principal occupations noted below for the past five years or more.

Name and Address	Background

Ronald Anderson 47895 S.D. Hwy. 158 LaBolt, South Dakota 57246

Ron has been a farmer for nearly 42 years. He served as a director of the Nassau Farmers Elevator for 12 years and as its chairman for six years. He assisted with the organization of the Grant County Soybean Association, serving as its president for six years. He is an active member of American Lutheran Church in Milbank, South Dakota. He attended Augustana College, Sioux Falls, South Dakota for one year before returning to farming in 1964.

LeRoy Bergan 15445 442nd Avenue, Florence, SD 57235

Leroy is a retired farmer who farmed for over 30 years. He is currently an independent wellness consultant for Nikken, Inc., of Irvine, California, and has served since 1991 on the board of directors for Codington-Clark Electric Coop, Inc., representing District 3. He graduated from South Dakota State University, Brookings, South Dakota, in 1959 with a Bachelor of Science Degree in Agriculture Education, and in 1969 with a Masters Degree in Education.

Wendell Falk 45384 154th St. South Shore, South Dakota 57265

Wendell has been a farmer for the past 10 years. He and his wife own and operate Wendell Falk Farms. He graduated from South Dakota State University, Brookings, South Dakota, in 1992 with an Associate Degree in General Agriculture.

R. Lars Herseth 39949 114th Street Houghton, South Dakota 57449

Lars has been a farmer for 40 years. He is a former State Representative and State Senator with the South Dakota Legislature, serving for 12 years and 8 years, respectively. He currently serves as a director of the American Coalition of Ethanol and as a member of the South Dakota Corn Utilization Council. He graduated from the University of South Dakota, Vermillion, South Dakota, in 1969 with a Bachelor of Arts Degree in Government and History.

Mark Lounsbery 16453 482nd Ave. Revillo, South Dakota 57259	Mark has been a farmer for the past 35 years. He is a former director of the South Dakota Corn Utilization Council and is a current director of the American Corn Growers Association.

Robert Metz 46602 127th Street Browns Valley, Minnesota 56219

Robert has been a farmer for the past 33 years. He represents South Dakota on the United Soybean board and serves as past chairman of the National Bio-Diesel board. He serves as a member of the South Dakota Corn Growers Association and is trustee of St. Anthony’s Catholic Church. He is also a former board member of the Browns Valley School District and the Browns Valley Community Elevator. He is a past president of the American Soybean Association.

Robert Narem 14313 469th Ave. Twin Brooks, South Dakota 57269 Chief Executive Officer

Robert has been employed with Soil Consultant, Inc. as an agronomist since 1982 and serves as its president. He is a member of the South Dakota Independent Crop Consultant Association, vice president of the South Dakota Certified Crop Advisor Committee, and supervisor of Kilborn Township. He is a board member of Mountain View Harvest Coop and Gerald, LLC, a commercial baking company. He graduated from South Dakota State University, Brookings, South Dakota, in 1977, with a Bachelor of Science Degree in Park Management and in 1982 with a Masters of Science Degree in Agronomy.

Jeff Olson 2494 300th Street Madison, Minnesota 56256

Jeff has been a farmer for the past 21 years. He currently serves as a director of the Lac Qui Parle County Planning and Zoning Committee. He graduated from South Dakota State University, Brookings, South Dakota, in 1985 with a Bachelor of Science Degree in Agriculture Education.

Ronald Olson 44228 150th Street Waubay, South Dakota 57273

Ron has been a farmer for the past 24 years. He currently serves as a director of the South Dakota Corn Utilization Council and serves on an Action Team for the U.S. Grains Council. He graduated from South Dakota State University, Brookings, South Dakota, in 1986 with an Associate Degree in General Agriculture.

Heath Peterson 16948 482nd Ave. Revillo, South Dakota 57259

Heath has been a farmer for 16 years. He currently serves as a member of the South Dakota Corn Growers Association, and is a former director of the Revillo Farmers Elevator board. He graduated from Lake Area Vocational School in 1992.

Delton Strasser 13975 SD Hwy. 123 Wilmot, South Dakota 57279

Del has been a farmer for over 39 years. He is president of the board of POET™ Biorefining - Big Stone and of Zion Community Church. He is a former director and chairman of the South Dakota Corn Utilization Council and former director of National Corn Growers Association. He attended Trinity College, Chicago, Illinois, for one year.

Steve Street 16153 486th Avenue Revillo, South Dakota 57259

Steve has been a farmer for over 31 years. He currently serves as a State Representative for District 4 in the South Dakota Legislature. He is also treasurer of Adams Township and was formerly president of the Revillo Grain Elevator. He graduated from South Dakota State University in Brookings, South Dakota, in 1972 with a Bachelor of Science Degree in Agronomy.

J. Charles Walters 68937 240th St. Graceville, Minnesota 56240	Charles has been a farmer for 28 years. He graduated from the University of Minnesota, St. Paul, Minnesota, in 1975 with a Bachelor of Science Degree in Agronomy.

Bill Whipple 13453 460th Avenue Wilmot, South Dakota 57279

Bill has been a farmer for over 35 years with Whipple Ranch, Inc., where he is president and manager. He has served as a director of the South Dakota Corn Growers Association. He serves as Director of the South Dakota Corn Utilization Council. He graduated from South Dakota State University, Brookings, South Dakota, in 1969 with a Bachelor of Science Degree in Animal Science.

Robert Wittnebel 2971 121st Ave. Nassau, Minnesota 56257

Robert has been a farmer for over 37 years. He is a member of the American Legion, VFW, and Trinity Lutheran Church. He also serves as a director of Hilltop Residence and Madison Lutheran Home. He graduated from South Dakota State University, Brookings, South Dakota, in 1961 with a Bachelor of Science Degree in Agricultural Education.

To our knowledge, none of the foregoing managers or executive officer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  Terms of Transaction.

(Reg. M-A 1004(a) and (c) through (f))

(a)                                  The information set forth in the information statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Overview of the Reclassification,” “SPECIAL FACTORS—Background of the Reclassification,” “SPECIAL FACTORS—Purpose and Structure of the Reclassification,” “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” “SPECIAL FACTORS—Effects of the Reclassification on Northern Growers; Plans or Proposals after the Reclassification,” “SPECIAL FACTORS—Effects of the Reclassification on Unit Holders of Northern Growers,” “SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification” and “ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval” is hereby incorporated herein by reference.

(c)                                  The information set forth in the information statement under the captions “SPECIAL FACTORS—Overview of the Reclassification,” “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” “SPECIAL FACTORS—Effects of the Reclassification on Unit Holders of Northern Growers” and “DESCRIPTION OF CAPITAL UNITS” is hereby incorporated herein by reference.

(d)                                 The information set forth in the information statement under the caption “SPECIAL FACTORS—Appraisal Rights and Dissenters’ Rights” is hereby incorporated herein by reference.

(e)                                  The information set forth in the information statement under the caption “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.

(f)                                    Not applicable.

ITEM 5.  Past Contacts, Transaction, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

(a)                                  The information set forth in the information statement under the caption “TRANSACTIONS WITH RELATED PERSONS” is hereby incorporated herein by reference.

(b)-(c)     Not applicable.

(e)                                  The information set forth in the information statement under the caption “TRANSACTIONS WITH RELATED PERSONS” is hereby incorporated herein by reference.

ITEM 6.  Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1)-(8))

(b)                             The information set forth in the information statement under the captions “SPECIAL FACTORS—Effects of the Reclassification on Northern Growers; Plans or Proposals after the Reclassification” is hereby incorporated herein by reference.

(c)                                  The information set forth in the information statement under the captions “SPECIAL FACTORS—Background of the Reclassification,” “SPECIAL FACTORS—Effects of the

Reclassification on Northern Growers; Plans or Proposals after the Reclassification,” and “SPECIAL FACTORS—Effects of the Reclassification on Unit Holders of Northern Growers”  is hereby incorporated herein by reference.

ITEM 7.  Purpose(s), Alternatives, Reasons and Effects.

(Reg. M-A 1013)

(a)-(c)                The information set forth in the information statement under the captions “SPECIAL FACTORS—Background of the Reclassification,” “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “SPECIAL FACTORS—Purpose and Structure of the Reclassification” is hereby incorporated herein by reference.

(d)                                 The information set forth in the information statement under the captions “SPECIAL FACTORS—Background of the Reclassification,” “SPECIAL FACTORS—Effects of the Reclassification on Northern Growers; Plans or Proposals after the Reclassification,” “SPECIAL FACTORS—Effects of the Reclassification on Unit Holders of Northern Growers,” and “SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification” is hereby incorporated herein by reference.

ITEM 8.  Fairness of the Transaction.

(Reg. M-A 1014)

(a)-(f)                  The information set forth in the information statement under the captions “SPECIAL FACTORS—Background of the Reclassification,” and “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” is hereby incorporated herein by reference.

ITEM 9.  Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

(a)-(c)                The information set forth in the information statement under the captions “SPECIAL FACTORS—Background of the Reclassification” and “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.

ITEM 10.  Source and Amount of Funds or Other Consideration.

(Reg. M-A 1007)

(a)-(b)               The information set forth in the information statement under the captions “SPECIAL FACTORS—Background of the Reclassification” and “SPECIAL FACTORS—Financing of the Reclassification” is hereby incorporated herein by reference.

(c)                                  The information set forth in the information statement under the caption “SPECIAL FACTORS—Fees and Expenses” is hereby incorporated herein by reference.

(d)           Not applicable.

ITEM 11.  Interest in Securities of the Subject Company.

(Reg. M-A 1008)

(a)                                  The information set forth in the information statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)                                 The information set forth in the information statement under the caption “CLASS A CAPITAL UNIT PURCHASE INFORMATION—Recent Transactions” is hereby incorporated herein by reference.

ITEM 12.  The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

(d)                                 The information set forth in the information statement under the captions “ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval,” “SPECIAL FACTORS—Background of the Reclassification,” “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “SPECIAL FACTORS—Interests of Certain Persons in the Reclassification” is hereby incorporated herein by reference.

(e)                                  The information set forth in the information statement under the captions “SPECIAL FACTORS—Background of the Reclassification” and “SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.

ITEM 13.  Financial Statements.

(Reg. M-A 1010(a) and (b))

(a)                                  The information set forth in the information statement under the caption “FINANCIAL INFORMATION—Selected Historical Financial Data” is hereby incorporated herein by reference.  In addition, the following documents are incorporated by reference herein:

•                  our Annual Report on Form 10-K for fiscal year ended December 31, 2008, including audited financial information; and

•                  our Quarterly Report on Form 10-Q for quarter year ended September 30, 2009, including unaudited financial information.

(b)                                 The information set forth in the information statement under the caption “FINANCIAL INFORMATION—Selected Historical Financial Data” is hereby incorporated herein by reference.

ITEM 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

(a)-(b)               The information set forth in the information statement under the captions “ABOUT THE SPECIAL MEETING—Mailing of Information Statement” is hereby incorporated herein by reference.

ITEM 15.  Additional Information.

(Reg. M-A 1011(b))

(b)                                 The information set forth in the information statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.  Material to be Filed as Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

(a)                                  Preliminary Information Statement, together with all appendices.*

(b)                                 Not applicable.

(c)                                  Not applicable.

(d)                                 Fifth Amended and Restated Operating Agreement.**

(f)            Not applicable.

(g)           Not applicable.

*                                         Incorporated by reference to the Company’s Schedule 14C, filed with the SEC on January 22, 2010.

**                                  Incorporated by reference to Appendix A of Exhibit (a).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2010

NORTHERN GROWERS, LLC

By:	/s/ Robert Narem
Name:	Robert Narem
Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description

(a)	Preliminary Information Statement, together with all appendices.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Fifth Amended and Restated Operating Agreement.**

(f)	Not applicable.

(g)	Not applicable.

*                                         Incorporated by reference to the Company’s Schedule 14C, filed with the SEC on January 22, 2010.

**                                  Incorporated by reference to Appendix A of Exhibit (a).